FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

Abbey Board Changes

Further to the announcement on the 22nd December 2004 Abbey confirms that the appointment of Graeme Hardie as Executive Director, Sales and Marketing will be effective from 22nd February 2005. FSA approval has been received and was effective from 24th January 2005.

Abbey has also appointed Nathan Bostock as Executive Director, Finance & Markets with effect from 22nd February 2005. FSA approval has been received and was effective from 8th February 2005.

Media enquiries:
Matthew Young, Abbey Media Relations             Tel: 020 775 64232
Christina Mills, Abbey Media Relations             Tel: 020 775 64212

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 22nd February 2005	By: /s/ Jason Wright
(Authorised Signatory)